 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5) *

TPG Specialty Lending, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Christopher McDonough

Director

State of New Jersey

Division of Investment

50 West State Street, 9th Floor

P.O. Box 290

Trenton, NJ 08625-0290

(609) 292-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

87265K102

(CUSIP Number)

March 20, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS State of New Jersey Common Pension Fund B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) EP

Explanatory Note:

This Amendment No. 5 amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) by the Reporting Person on June 24, 2011, as amended by Amendment No. 1 filed with the Commission on August 5, 2011, Amendment No. 2 filed with the Commission on December 7, 2011, Amendment No. 3 filed with the Commission on May 24, 2012 and Amendment No. 4 filed with the Commission on February 11, 2014 (the “Statement”), relating to the common stock, $0.01 par value (the “Common Stock”), of TPG Specialty Lending, Inc., a Delaware corporation (the “Issuer”). The Reporting Person is one of several common trust funds (the “Funds”) managed by the State of New Jersey Division of Investment (the “Division”) for the benefit of State of New Jersey state pension plans. The Division exercises sole voting and dispositive power with respect to all of the shares of Common Stock held by each of the Funds and is deemed to be the beneficial owner thereof. In connection with an initial public offering and concurrent private placement of Common Stock by the Issuer on March 20, 2014, one of the Funds other than the Reporting Person acquired certain shares of Common Stock from the Issuer. The shares of Common Stock previously reported as beneficially owned by the Reporting Person pursuant to this Statement are included in the Schedule 13G filed by the Division on the date hereof, which Schedule 13G reports the Division’s aggregate beneficial ownership of Common Stock held by all of the Funds.

Item 5. Interest in Securities of the Issuer:

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a)	Based upon information provided by the Issuer, there are 51,887,708 shares of Common Stock outstanding. The Reporting Person does not have or share voting or dispositive power with respect to any of the outstanding shares of Common Stock.

(b)	The number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2014	State of New Jersey Common Pension Fund B

	By:	Division of Investment

	By:	/s/ Christopher McDonough
Christopher McDonough
Director

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